[LETTERHEAD OF PAUL HASTINGS, JANOFSKY & WALKER LLP ]

February 4, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Linda VanDoorn, Senior Assistant Chief Accountant

Re:	Centerline Holding Company
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007, and September 30, 2007
File No. 001-13237

Dear Ms. VanDoorn:

This letter sets forth the response of Centerline Holding Company (“Centerline”) to the Staff’s comment letter dated January 28, 2008, in connection with the Staff’s review of Centerline’s Form 10-K for the year ended December 31, 2006, and Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007, and September 30, 2007. Capitalized terms used herein and not otherwise defined have the meanings specified in the Forms 10-K and 10-Q. For your convenience, we have repeated each comment (in boldface type) prior to our response.

Form 10-K

Item 8 – Financial Statements and Supplementary Data, page 60

Note 1 – Summary of Significant Accounting Policies, page 69

C- Investment in Mortgage Revenue Bonds, page 71

1.
We have read and considered your response to comment one.  Your proposed disclosure indicates that “Subsequent increases in the fair value of mortgage revenue bonds are included in other comprehensive income”.  In accounting for your other-than-temporary investments, tell us how you considered paragraph 19 of EITF 03-1 as it stipulates that the fair value of the investment would then become the new cost basis of the investment and should not be adjusted for subsequent recoveries in fair value.

The Company advises that, since EITF 03-1 was superseded by FASB Staff Position FAS115-1/124-1 (“FSP FAS 115 / 124 – 1”), paragraph 15 of that statement carries forward the referenced language from EITF 03-1.  Since FAS 115 requires that all available-for-sale investments must be recorded at fair value, the Company’s understanding of paragraph 15 of FSP FAS115-1/124-1, and FAS 115 itself, is that subsequent recovery of other-than-temporary impairments should not result in an adjustment to the cost basis of the investment with such recoveries reflected in the income statement – not that subsequent changes in fair value should not be recorded.

Specifically, paragraph 16 of FAS 115 states (emphasis added):

For individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary.  (If a security has been the hedged item in a fair value hedge, the security's "amortized cost basis" shall reflect the effect of the adjustments of its carrying amount made pursuant to paragraph 22(b) of Statement 133.)  For example, if it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary impairment shall be considered to have occurred.  If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss).  The new cost basis shall not be changed for subsequent recoveries in fair value.  Subsequent increases in the fair value of available-for-sale securities shall be included in other comprehensive income pursuant to paragraph 13; subsequent decreases in fair value, if not an other-than-temporary impairment, also shall be included in other comprehensive income.

The language previously proposed by the Company was intended to communicate the requirement of FAS 115.  The Company advises that it will further amend the disclosure as follows (emphasis on the additional language):

We consider a mortgage revenue bond as other-than-temporarily impaired when we determine it is probable that not all required contractual payments will be made when due, from property operations or other sources of collection (such as sale under foreclosure and syndication of associated tax credits) would not cover any shortfall.  If we determine a bond is other-than-temporarily impaired, we write it down to its estimated fair value and record a realized loss in the statement of income.  The fair value at that time is then considered the cost basis of the investment and subsequent increases in the fair value of mortgage revenue bonds over this new cost basis are included in other comprehensive income; subsequent decreases in fair value, if not an other-than-temporary impairment, are also included in other comprehensive income. Our primary tool to determine which loans are likely to incur a loss is to evaluate the debt service coverage ratio based on our historical experience with similar properties and the frequency of such losses.

Although the Staff has also suggested including a reference to authoritative literature in this paragraph, the Company advises that the first sentence of the note that the Staff questioned indicates that the mortgage revenue bond investments are valued in accordance with FAS 115; therefore no citation of the standard is necessary in this paragraph.

As the Company discussed with Ms. Crittendon of the Staff on January 31, 2008, the sentence in the comment letter dated January 28, 2008, regarding amendment to the referenced filings was in error and has therefore been disregarded.

If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger
for PAUL HASTINGS, JANOFSKY & WALKER LLP

cc:	Yolanda Crittendon
Robert L. Levy
John J. Kelly
David R. Berrey, Deloitte & Touche LLP